

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Kevin Cavenaugh
…Some Knucklehead Inc.
3534 45th Avenue #J
Portland, OR 97213

     Re: The Fair-Haired Dumbbell LLC
            Offering Statement on Form 1-A
            Filed January 26, 2015
            File No. 024-10436

Dear Mr. Cavenaugh:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

2. We note that it appears that your manager and Fundrise Burnside LLC were involved in a campaign to solicit interest in a property called "the Dumbbell." We also note that "the Dumbbell" and the Property appear to be the same property. Please tell us the relationship between the Manager and Fundrise Burnside LLC or advise. Please also tell us your relationship, if any, to Fundrise Burnside LLC.

3. We note that holders of the Class C members are required to represent that they have reviewed and understand the Offering Circular, they understand the risks involved in the business and offering, they have reviewed any business and financial information provided and have reviewed the Operating Agreement. Please note that it is inappropriate to require

investors to confirm that they have reviewed and understand the Offering Circular, and the disclosure contained therein, and remove these requirements from your materials or explain to us why you believe such requirements are appropriate. In addition, we note that holders are also required to indicate that they have relied on nothing other than the Offering Circular, Operating Agreement and any associate subscription agreement in deciding whether to make an investment in the company. However, you also indicate that you will use other sales materials in your offering and that you may provide other documentation to investors upon their request. Please revise to clarify that investors are entitled to rely on all materials and information that you provide to them or explain to us why this limitation is appropriate.

4. We note your disclosure on pages 15-17 regarding the risks related to taxes and that you intend to file your tax returns as a partnership for federal income tax purposes. Please tell us what consideration you gave to providing a supporting tax opinion. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 128.07 for guidance.

Part I - Notification

Item 1. Significant Parties, page 2

5. Please revise to identify Kevin Cavenaugh as the beneficial owner of the units held by …Some Knucklehead Inc. and provide his address in accordance with Item 1(e) of Part I of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

6. We note your disclosure that the Manager contributed $6,768 in capital in exchange for the Class A Units it received. Please clarify how many Units were received related to this transaction and if any consideration other than cash was provided by the Manager. Additionally, clarify how this information reconciles to the information on page 30 as it relates to the total amount of Class A Units outstanding. Finally, explain to us how you calculated the book value per unit as $1,000.

7. We note your sale of unregistered securities to the Manager. Please revise to briefly explain the bases for computing the total consideration paid for the Class A membership units. Refer to Item 5(a)(3) of Part I of Form 1-A. Please also disclose the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements and briefly state the facts relied upon. Refer to Item 5(c) of Part I of Form 1-A.

Part II – Offering Circular

8. Please revise your disclosure in the Offering Circular to identify and discuss the amount of compensation or fees that you pay or anticipate paying the Manager as well as other service providers.

<u>Offering Circular Summary, page 1</u>

<u>General, page 1</u>

9. We note that the company is a limited liability company and that your manager owns 100% of your Class A Membership Units, giving it sole management rights and control over the management of the company and development of the Property. Please tell us the consideration you gave to including the balance sheet of the Manager in the filing. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.

<u>The Property, page 1</u>

10. Please tell us and revise your disclosure in your amended filing to include the status of the property purchase.

<u>The Business Plan, page 2</u>

11. We note your disclosure of projected project costs related to the development of the Property, projected retail and office space rent per square foot, net operating income in Year One and projected annual yield at stabilization on page 19. Please provide us with the basis for your projections. Additionally, please revise your disclosure in your amended filing to include a discussion of the significant assumptions used by management and a statement regarding the limitations of the projections.

12. We note your disclosure on page 4 that the minimum offering is 750 units. We also note your disclosure on the cover page of Part II that the Units will be offered on a best-efforts basis and there is no minimum number of units that must be sold. Please revise for consistency.

<u>The Offering, page 4</u>

13. We note your disclosure on page 7 that the purchase price of a membership unit based on the Company's Personal Conduct Repurchase Right and Litigation Repurchase Right will be book value. This does not appear consistent with the purchase price disclosed in Sections 6.8.3 and 6.9.3 of the Operation Agreement. Please revise or advise.

<u>Summary of Financial Data, page 8</u>

14. Please include a complete set of financial statements within your amended filing. Reference is made to Part F/S of Form 1-A.

<u>Risk Factors, page 9</u>

15. We note that Section 9.9 of your Operating Agreement contains a waiver of trial by jury provision. Please include a risk factor that addresses this risk to investors.

16. We note that Section 9.11 of your Operating Agreement contains a provision shifting the cost of attorneys' fees to the non-prevailing party. Please expand your disclosure in the Offering Circular to describe the types of actions subject to fee-shifting, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision and who would be allowed to recover. Please also expand your risk factor disclosure about how the provision could possibly discourage lawsuits that might otherwise benefit the company and its members.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation, page 13

17. Risk factor disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk presented. Please expand this risk factor to clarify, if true, that as a result of the Company's exercise of its litigation repurchase right, an investor may lose standing to file a lawsuit filed against the Company. In addition, please clarify, if true, that the litigation repurchase right is not limited to legal claims or lawsuits that are ultimately unsuccessful for an investor. Finally, please highlight for investors that because the purchase price for the exercise of the personal conduct repurchase right may be lower than the purchase price for the general right of repurchase, the Company may be incentivized to find that an investor has failed to conform to its personal conduct standard.

Description of the Company's Business, page 19

18. We note your disclosure of "Comparables" on page 20 – 21 and the identity of the sources. Please clarify to us whether the entities referenced prepared or certified the documents cited for use in connection with the offering statement.

The Manager, page 22

19. We note your disclosure regarding your manager's prior projects and the 10-year internal rates of return and the related footnotes. Please expand your disclosure to explain in more detail the basis for your return calculations and how they were calculated. In addition, please balance this disclosure with a discussion of any relevant major adverse business developments that your manager has encountered.

Use of Proceeds, page 27

20. We note your disclosure that the maximum gross proceeds from the sale of Units will be $1,500,000, or such higher amount you may accept. We also note your disclosure on page 28 that the Offering will close upon the earlier of (1) the sale of 1,500 Units, (2) one year from the date the Offering begins, or (3) a date prior to one year from the date the Offering begins as determined by the manager, and that no additional funds over $1,500,000 will be accepted. Please revise to reconcile this apparent discrepancy or advise.

Milestone Table, page 28

21. We note your disclosure that to close on the land, the company will use investment money raised through this offering using an online platform. Please clarify how this information reconciles to that disclosed on page 2, which states that the capital for the purchased land is anticipated to come in part from private lenders and through a potential additional capital raise outside of this offering.

22. Please also provide disclosure of how you intend to fund the marketing of the Property to potential tenants.

Dilution, page 30

23. Please clarify why the company used a book value as of September 30, 2014 to calculate dilution.

Management, page 34

24. Please revise your disclosure to provide the age of Kevin Cavenaugh. Refer to Item 8(a) of Offering Circular Model B. In addition, please clarify whether in his capacity with your manager, he is considered an executive officer or significant employee.

Description of the Operating Agreement of the Company, page 36

25. We note that your description of the General Right of Repurchase on page 39 does not also discuss the Company's affirmation that it will not exercise the right for less than all of the units and only in the event that it has enough cash on hand to fully fund a repurchase of all of the Class C Membership Units that is disclosed on page 7. Please revise to ensure that you consistently describe the Company's intention with respect to the repurchase rights or advise.

Plan of Distribution, page 40

26. We note your disclosure that Kevin Cavenaugh's attempts to offer and sell Units in connection with this offering will not require registration under Exchange Act Section 15(a). We also note your disclosure on page 7 that the online platform that Mr. Cavanaugh intends to use to offer and sell units may require a fee based upon the total amount of funds raised. Please tell us if Mr. Cavenaugh intends to rely on the safe harbor provisions of Rule 3a4-1 and tell us the basis in which he will meet the safe harbor provisions of Rule 3a4-1.

27. We note your disclosure on page 41 regarding your use of sales material. Please confirm that you will file any advertisement or written communication with the staff to the extent it contains substantive changes or additions from previously filed materials as required by Rule 256.

Part III – Exhibits

28. Please file all exhibits required by Form 1-A, including any management contract you have with …Some Knucklehead Inc. and test-the-water materials. We note that you intend to file your legality opinion by amendment. Please also file this exhibit as soon as possible to facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: David Lavan, Esq. (via E-mail)